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SEC FILE NUMBER 001-32661

CUSIP NUMBER 754055-10-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Raser Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

5152 North Edgewood Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Provo, Utah 84604

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The independent public accountants engaged to review the financial statements required to be filed with the Quarterly Report on Form 10-Q (the “Quarterly Report”) of Raser Technologies, Inc. (the “Company”) have informed the Company that they will be unable to complete their review of those financial statements prior to the designated filing date for the Quarterly Report. The delay in completing the review could not be eliminated by the Company without unreasonable effort or expense. Accordingly, the Company will be unable to file the Quarterly Report on a timely basis. Based upon information provided by the Company’s independent public accountants, the Company believes it will be able to file the Quarterly Report for the quarter ended June 30, 2010 within the 5-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The statement of the Company’s independent public accountants required by Rule 12b-25(c) is attached as Exhibit A to this Report.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John T. Perry	(801)	765-1200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the Company will report a net loss applicable to common stockholders of approximately $64.0 million for the quarter ended June 30, 2010 as compared to a net loss applicable to common stockholders of $4.0 million for the quarter ended June 30, 2009. We also anticipate that the Company will report a net loss applicable to common stockholders of approximately $72.8 million for the six months ended June 30, 2010 as compared to a net loss applicable to common stockholders of $10.4 million for the six months ended June 30, 2009.

The increase in the Company’s net loss for the three and six months ended June 30, 2010 was due primarily to impairment charges incurred at the Company’s Thermo No. 1 plant. After evaluating the performance of the Thermo No. 1 plant, the Company determined an evaluation of possible impairment of the Thermo No. 1 plant as of June 30, 2010 was warranted. Based upon the impairment analysis, the Company determined that the Thermo No. 1 plant was impaired as of June 30, 2010. Accordingly, the Company computed the projected discounted future operating cash flows of the Thermo No. 1 plant using a discount rate that reflects the average cost of funds for the Company’s Thermo subsidiary, Thermo No. 1 BE-01, LLC, and determined that the Company incurred a loss resulting from the impairment totaling $52.2 million. This analysis required the Company to exercise significant judgments including, among other items, estimating that the Company’s geothermal power plant will produce electricity over the next 33.5 years, assuming the Company’s power purchase agreement will be renewed on similar terms upon expiration in 2028 and estimating operating and capital costs over the remaining useful life of the plant and the estimated selling price of the Thermo No. 1 plant at the end of its estimated useful life. Accordingly, the Company recognized an impairment of the Thermo No. 1 plant and expensed $52.2 million of capitalized costs during the second quarter of 2010. The effect of the impairment expense on net loss per share of common stock was $0.59 and $0.62 per share for the three months and six months ending June 30, 2010. Since the basis in the Thermo No. 1 plant decreased significantly as a result of the impairment, the new basis of $30.1 million will be depreciated on a straight-line basis over the remaining estimated useful life of the plant or 33.5 years. The reduction of the basis in the Thermo No. 1 plant on future periods will be to reduce quarterly depreciation expense from approximately $0.6 million per quarter to $0.2 million per quarter.

Raser Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2010	By	/s/ John T. Perry

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

EXHIBIT A

[LETTERHEAD OF HEIN & ASSOCIATES LLP]

August 10, 2010

Raser Technologies, Inc.

5152 North Edgewood Drive, Suite 200

Provo, Utah 84604

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Raser Technologies, Inc. (“Raser”). We are unable to complete our SAS 100 review of Raser’s financial statements for the quarter ended June 30, 2010, and we will be unable to complete this review by the required filing date of August 9, 2010 without unreasonable effort or expense.

Sincerely,

/s/ Hein & Associates LLP

HEIN & ASSOCIATES LLP

Certified Public Accountants

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